                                                                  EXHIBIT (C)(1)


[. . . ]

DIRECTOR COMPENSATION

         Each member of the Board who is not an employee of the Company receives: (i) an annual retainer of $10,000; (ii) $750 per meeting of the Board of Directors or any committee thereof at which such director is present in person; and (iii) reimbursement of all ordinary and necessary expenses incurred in attending a meeting of the Board of Directors or committee thereof. Directors who are full-time employees of the Company do not receive any compensation for serving as directors. Any newly elected or appointed non-employee director automatically received a nonqualified option under the 1995 Plan to purchase 10,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. Such option vests in cumulative installments of one-third on each of the first, second and third anniversaries of the date of grant and expires on the tenth anniversary of the date of such grant.

         On February 9, 1996, non-employee directors (Messrs. Andrews, Bahna, Brandrup, Emil and O'Brien) were awarded nonqualified stock options to purchase 10,000 shares of Common Stock pursuant to the 1995 Plan. The exercise price of these options was equal to the price to the public in the Company's initial public offering of $7.50 per share. Upon joining the Board in April 1996, Mr. Tavella was granted an option under the 1995 Plan to purchase 10,000 shares of Common Stock at an exercise price of $12.3125 per share. On September 30, 1996, each of such non-employee directors was granted an additional option to purchase 6,667 shares of Common Stock at $8.50 per share, the closing price of the Common Stock on the date of grant. Such options vested in full on February 6, 1997 and expire in September 2006. See Proposal 2.

[. . . ]

EMPLOYMENT AGREEMENTS; NON-COMPETITION AGREEMENTS

         Each of Messrs. Friedman, Davis, Ferran, Widynowski, Koons and Kemp has entered into an employment agreement with the Company that expires on December 31, 1998, except for the agreement with Mr. Koons, which expires on September 30, 1999, and for the agreement with Mr. Ferran, which expires on December 31, 2000. The employment agreements provide for base annual salaries as follows: Mr.
Friedman: $125,000 plus an annual office allowance of $75,000, a portion of which is being applied to payments under the Company's New York City lease; Mr.
Davis: $155,000; Mr. Ferran: $140,000; Mr. Widynowski: $140,000; Mr. Koons:
$125,000; Mr. Kemp: $75,000. Certain of the Company's executive officers are entitled to an automobile allowance, and, in addition, each executive officer is eligible pursuant to his employment agreement for a bonus to be determined in the discretion of the Board of Directors or a committee thereof. No bonuses were paid in respect of 1996.

         Each of the employment agreements with Messrs. Friedman, Ferran and Koons contains a covenant not to compete during the employee's employment with the Company or its subsidiaries and for one year thereafter unless the Company terminates the employee's employment without cause. Each of the agreements with Messrs. Davis and Widynowski contains a similar covenant not to compete but provides that upon termination of the agreement, other than by the Company for cause (as defined in the agreement) or by the employee without good reason (as defined in the agreement), the employee's covenant not to compete will lapse unless the Company pays the employee 80% of the employee's base salary in the year following such termination. Mr. Davis' agreement also provides that upon termination under certain circumstances he will receive a payment for certain relocation expenses and the continuation of certain benefits for a one-year period. Mr. Kemp receives a monthly payment of $4,167 for 36 months, ending in January 1999, in consideration of the covenant not to compete contained in his employment agreement. In connection with the acquisition by the Company of Geoevaluaciones, Mr. Ferran and the other former stockholders of Geoevaluaciones entered into non-competition agreements under which Mr. Ferran and such former stockholders were entitled to certain additional consideration (see "Certain Relationships and Related Transactions").

         Until September 30, 1996, Mr. John D. White, Jr. served as the Company's Executive Vice President and Chief Financial Officer under an employment agreement that was to expire on December 31, 1998 and provided for a base salary of $150,000. Upon his resignation as an officer of the Company, Mr. White and the Company entered into an agreement terminating this employment agreement (see "Certain Relationships and Related Transactions").

Option Grants

         Shown below is information regarding grants of stock options Plan during 1996 to the Company's executive officers, including the Named Executive Officers. The following table also shows the hypothetical value of the options granted at the end of the option terms (ten years) if the price of the Company Common Stock were to appreciate annually by 5% and 10%, respectively. These assumed rates of growth are required by the Securities and Exchange Commission for illustrative purposes only and are not intended to forecast possible future stock prices.

                                                    Individual Grants
                       -----------------------------------------------------------------------
                                                                 Market Price
                                      % of Total                 of Underlying
                          Number of     Options                  Securities on
                         Securities   Granted to                  the Date of                     Potential Realizable Value of
                         Underlying    Employees    Exercise       Grant if                       Assumed Annual Rates of Stock
                           Options     in Fiscal     Price        higher than       Expiration    Price Appreciation for Option
Name                       Granted     Year (1)      ($/Sh)     Exercise Price         Date                  Term (2)
----                       -------     --------      ------     --------------         ----                  --------
                                                                                                       5%                  10%
                                                                                                       --                  ---
Luis H. Ferran.........   250,000         28.0%       $7.50           -              2/9/06      $3,054,375.00       $4,863,750.00

Richard D. Davis.......    50,000(3)       5.6         7.50           -              2/9/06         610,875.00          972,750.00
                           75,000(4)       8.4      12.3125                         4/26/06       1,504,279.69        2,395,396.88

Joel Friedman..........    75,000(4)       8.4      12.3125           -             4/26/06       1,504,279.69        2,395,396.88

Wayne P. Widynowski....    45,000(3)       5.0         7.50           -              2/9/06         549,787.50          875,475.00
                           75,000(4)       8.4      12.3125                         4/26/06       1,504,279.69        2,395,396.88

Ronald L. Koons........    30,000(5)       3.4         8.25           -             9/30/06        403,177.50           642,015.00


-------------

(1) The Company granted options to purchase an aggregate of 893,352 shares of Common Stock to its employees in 1996, of which options to purchase an aggregate of 628,350 shares of Common Stock were granted under the 1995 Plan.
(2) Represents the product of (i) the difference between (A) the per-share fair market price at the time of the grant compounded annually at the assumed rate of appreciation over the term of the option, and (B) the per-share exercise price of the option, and (ii) the number of shares underlying the grant at the fiscal year-end.
(3) The option became exercisable in three equal cumulative annual installments commencing on February 9, 1997.
(4) On April 26, 1996 the Compensation Committee granted nonqualified options to each of Messrs. Friedman, Davis and Widynowski to purchase 75,000 shares of Common Stock. These options, which were not granted under the 1995 Plan, have an exercise price of $12.3125 per share, were granted on the same terms and conditions as are provided for in the 1995 Plan, vest in cumulative installments of 18,750 shares on each of the first four anniversaries of the date of grant and expire ten years after the date of grant.
(5) The option becomes exercisable in three equal cumulative annual installments commencing on September 30, 1997.


         Aggregate Option Exercises and Year-End Option Values. Shown below is information relating to the exercise of stock options during 1996 for the Company's executive officers, including the Named Executive Officers, and the year-end value of unexercised options.


                                                                                                         Value of Unexercised
                                                                             Number of Securities        in-the-Money Options
                                                                            Underlying Unexercised      at Fiscal Year-End (1)
                                   Shares Acquired      Value Realized    Options at Fiscal Year-End        (Exercisable/
Name                                 on Exercise             (1)          (Exercisable/Unexercisable)       Unexercisable)
----                                 -----------             ---          ---------------------------       -------------
Joel Friedman..................           0                   0                     0/75,000                     $0/0

Richard D. Davis...............           0                   0                    0/125,000                   0/75,000

Luis H. Ferran.................           0                   0                    0/250,000                  0/375,000

Wayne P. Widynowski............           0                   0                    0/120,000                   0/67,500

Ronald L. Koons................           0                   0                     0/30,000                   0/22,500

G.C.L. Kemp....................           0                   0                       0/0                         0/0


  -----------------

(1) Market value of underlying securities of $9.00 per share based on the average of the high and low trading price of the Company's Common Stock on December 31, 1996, minus the aggregate exercise price.

         In addition, during 1996 the Compensation Committee and, after September 1996 the Stock Option Committee, granted pursuant to the 1995 Plan options to purchase an aggregate of 179,350 shares of Common Stock to other key employees of the Company at prices ranging from $7.375 to $12.3125 per share. Each of these options vests in cumulative installments of one-fourth of the number of shares subject thereto on each of the first four anniversaries of the grant date and expires in 2006.

         The Compensation Committee of the Board of Directors made no determination with respect to the 1996 cash compensation of any of the Company's executive officers, all of whose cash compensation was paid pursuant to employment agreements approved by the entire Board of Directors. Options granted to executive officers prior to the Company's initial public offering were granted by the entire Board of Directors pursuant to the 1995 Plan. Options granted to executive officers after the Company's initial public offering were granted by the Compensation Committee of the Board of Directors under the 1995 Plan or pursuant to authority granted to the Committee by the entire Board of Directors.

[. . . ]

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company was incorporated in March 1995 and conducted no operations until February 1996, when it consummated its initial public offering (the "Initial Public Offering") and acquired Northern, Geoevaluaciones, Kemp, Paragon (the "Operating Subsidiaries") and PIASA. Simultaneously with the consummation of the Initial Public Offering, the Company acquired in separate transactions, in exchange for cash, notes and shares of Common Stock, the Operating Subsidiaries and PIASA, as described below. Of the approximately $28.7 million of net proceeds to the Company from the Initial Public Offering, (i) approximately $13.8 million was used to pay the cash portion of the purchase price to certain former stockholders of the Operating Subsidiaries and PIASA; and (ii) approximately $5.9 million was used to repay indebtedness of the Operating Subsidiaries, including approximately $1.9 million of indebtedness that was guaranteed by or was owed to certain former stockholders of the Operating Subsidiaries. In addition, the former stockholders of the Operating Subsidiaries and PIASA received an aggregate of 1,599,319 shares of Common Stock having a market value, based on the price to the public in the Initial Public Offering of $7.50 per share, of approximately $12.0 million in the aggregate.

         Under a stock purchase agreement (the "Geoevaluaciones Stock Purchase Agreement"), the Company purchased from Mr. Ferran, his wife, his father-in-law and his mother-in-law (collectively, the "Former Geoevaluaciones Stockholders") all of the issued and outstanding shares of capital stock of Geoevaluaciones. In connection with this acquisition, the Company entered into a separate non-competition agreement with each of the Former Geoevaluaciones Stockholders (collectively, the "Geoevaluaciones Non-Competition Agreement"). The Geoevaluaciones Stock Purchase Agreement and the Geoevaluaciones Non-Competition Agreement were entered into on the basis of arm's-length negotiations among the Former Geoevaluaciones Stockholders and, on behalf of the Company, Messrs. Friedman and White. Neither the Company nor the Former Geoevaluaciones Stockholders obtained an appraisal of Geoevaluaciones or such non-competition covenants in connection with this transaction; at September 30, 1995, the net book value of Geoevaluaciones was approximately $2.1 million. Pursuant to the Geoevaluaciones Stock Purchase Agreement, the Company paid to the Former

Geoevaluaciones Stockholders: (i) $2.45 million in cash at closing; and (ii) $1.0 million by delivery at closing of four promissory notes, payable in installments at six, 12, 18 and 24 months after the closing in the following aggregate amounts (which amounts include interest at 8% per annum): $290,000, $280,000, $270,000 and $260,000, respectively. Pursuant to the Geoevaluaciones Non-Competition Agreement, the Company paid to the Former Geoevaluaciones
Stockholders: (i) 100,000 shares of Common Stock that was issued at closing to trusts with Mexican banks for the benefit of the Former Geoevaluaciones Stockholders, and is to be released February 9, 1998; and (ii) $1.9 million, reduced by the amount of any liabilities Geoevaluaciones had not disclosed to the Company and by any amount paid by Geoevaluaciones to settle or otherwise in connection with Geoevaluaciones' dispute with a supplier, such portion of the consideration consisting of (a) $1.0 million in cash that was deposited at the closing in a bank account, and which, subject to any such reduction, may be disbursed only upon the approval of (1) either Mr. Ferran or another Former Geoevaluaciones Stockholder, and (2) either Mr. Friedman or Mr. White; and (b) 117,647 shares of Common Stock that were delivered at closing to trusts with Mexican banks for the benefit of the Former Geoevaluaciones Stockholders, and which may not be released until June 30, 1997 and then only upon the approval of a designated representative of the Former Geoevaluaciones Stockholders and Mr. Friedman. Mr. Ferran entered into an employment agreement with the Company and serves as Executive Vice President -- Latin American Operations, President of Geoevaluaciones and a director of the Company. In addition, Mr. Ferran may receive, pursuant to the Geoevaluaciones Non-Competition Agreement, as described above, up to a maximum of 57,394 of the shares of Common Stock payable to the Former Geoevaluaciones Stockholders. Of the amounts paid by the Company to the Former Geoevaluaciones Stockholders, Mr. Ferran received, as described above, $645,167 in cash, a note in the principal amount of $263,333, with interest of 8% per annum thereon payable over two years, and will receive up to $263,334 in cash that may not be released until June 30, 1997 (see "-- Employment Agreements; Non-Competition Agreements" and "Security Ownership of Certain Beneficial Owners and Management").

         Under a stock purchase agreement, the Company purchased from Messrs. Andrews, Ferran and five other stockholders of PIASA all of the issued and outstanding shares of capital stock of PIASA for approximately $300,000, consisting of $60,000 in cash and approximately 28,235 shares of Common Stock. The stock purchase agreement with the former stockholders of PIASA was entered into on the basis of arm's-length negotiations among Mr. Andrews, the President and Chairman of the Board of PIASA, and Mr. Ferran, a director and Secretary of PIASA, on behalf of the former stockholders of PIASA, and Messrs. Friedman and White, on behalf of the Company. Neither the Company nor PIASA obtained an appraisal of PIASA in connection with this transaction; at September 30, 1995, the net book value of PIASA was approximately $288,000. Mr. Ferran received 9,176 shares of Common Stock and $19,500 in connection with the sale of PIASA, and Mr. Andrews received 10,588 shares of Common Stock and $22,500 in connection with the sale of PIASA.

         Under an asset purchase agreement between Northern's predecessor ("Old Northern") and the Company, the Company purchased substantially all of Old Northern's assets related to its land-based seismic data acquisition business. Neither the Company nor Old Northern obtained an appraisal of the assets of Old Northern to be acquired by the Company in connection with this transaction; at September 30, 1995, the net book value of such assets was approximately $2.0 million. Such asset purchase agreement was the result of arm's-length negotiations among representatives of the Company and representatives of Old Northern. The aggregate consideration paid by the Company was $10.9 million in cash. Wayne P. Widynowski, the Vice President of Marketing of Old Northern, entered into an employment agreement with the Company and serves as Executive Vice President and Chief Operating Officer of the Company and as President of Northern (see "-- Employment Agreements; Non-Competition Agreements," and "Security Ownership of Certain Beneficial Owners and Management").

         Under a merger agreement among Paragon, the Company and a subsidiary of the Company, Paragon merged with the subsidiary with Paragon being the surviving entity (the "Paragon Merger"). Mr. Friedman, two other individuals and members of their respective immediate families (the "Former Paragon Stockholders" ) each owned one-third of the issued and outstanding capital stock of Paragon. In August 1994, Paragon purchased all of the net assets of Paragon Geophysical, Inc., an Ohio corporation, for $1.1 million in cash and, in addition, assumed long-term liabilities of $1.9 million. To finance the purchase, Paragon borrowed $1.1 million from a commercial bank that was guaranteed by the Former Paragon Stockholders and the Former Paragon Stockholders contributed approximately $150,000 in cash. The Former Paragon Stockholders received approximately 1,314,261 shares of Common Stock in connection with the Paragon Merger. In addition, the Company assumed an aggregate of $4.8 million of Paragon's debt, of which $1.7 million had been personally guaranteed by Mr. Friedman and certain other Former Paragon Stockholders. All of this debt was repaid upon consummation of the Initial Public Offering with a portion of the net proceeds therefrom. The terms of the Paragon Merger were not determined through arm's-length negotiations and may have been significantly greater than would have resulted from arm's-length negotiations. The Company did not obtain an appraisal of Paragon in connection with the Paragon Merger; at September 30, 1995, the net book value of Paragon was negative by approximately $496,000. Mr. Friedman, who, prior to the Paragon Merger, was the President and Chief Executive Officer of the Company and Chairman of the Board and Chief Executive Officer of Paragon, together with members of his family, owns a total of 438,159 shares of Common Stock as a result of the Paragon Merger. Mr. White, who, prior to the Paragon Merger, was acting Chief Financial Officer of Paragon, served as Executive Vice President, Chief Financial Officer, Secretary, Treasurer and a director of the Company until September 30, 1996. In connection with the Paragon Merger, Messrs. Friedman and White entered into employment agreements. Mr. White entered into a termination agreement with the Company following his resignation in September 1996, as described below.

         Under a stock purchase agreement among G.C.L. Kemp and his wife (the "Former Kemp Stockholders") and the Company (the "Kemp Stock Purchase Agreement"), the Company purchased all of the issued and outstanding shares of capital stock of Kemp. The Kemp Stock Purchase Agreement was entered into on the basis of arm's-length negotiations among G.C.L. Kemp, on behalf of the Former Kemp Stockholders, and Messrs. Friedman and White, on behalf of the Company, and the consideration payable to the Former Kemp Stockholders thereunder represents the value the Former Kemp Stockholders deemed appropriate for their business. Neither the Company nor the Former Kemp Stockholders obtained an appraisal of Kemp in connection with this transaction; at September 30, 1995 the net book value of Kemp was $422,000. The aggregate consideration paid by the Company to the Former Kemp Stockholders, as modified by amendments in June 1996, was approximately $919,000, consisting of $625,000 in cash and $294,000 paid by delivery of 39,176 shares of Common Stock. In addition, the Company assumed and repaid approximately $152,000 in debt owed by Kemp, of which $135,000 was guaranteed by Mr. Kemp. In addition, the Company assumed $50,000 of debt owed by Kemp to Mr. Kemp, of which $25,000 was forgiven by Mr. Kemp in June 1996. Mr. Kemp entered into an employment agreement pursuant to which he serves as a Vice President of the Company.

         Mr. Andrews is the sole stockholder of The Andrews Group International, Inc. ("Andrews Group") which, through its Mexican affiliate, A.G.I. Mexicana, S.A. de C.V. ("A.G.I. Mexicana") (collectively, the "Andrews Companies"), acts as the exclusive representative for several companies in Mexico, including Input/Output, Inc. and Landmark Graphics Corporation. Geoevaluaciones and PIASA purchase goods and services from A.G.I. Mexicana and during 1996 such purchases totalled approximately $635,000. In addition, as of December 31, 1996 PIASA owed A.G.I. Mexicana $65,000 for goods and services purchased prior to the Initial Public Offering. The Company also leased approximately 1,000 channels of 3-D seismic data acquisition equipment and geophones from Andrews Group under two separate six-month lease agreements with automatic monthly renewals that provided for deposits of approximately $293,000 and $77,000, respectively, and for monthly payments of approximately $110,000 and $29,000, respectively. The leases provided the Company with options to purchase the equipment for approximately $2,445,000 and $642,000, respectively, subject to offsets of 80% of the rental payments during the six months ended March 1, 1997 and a 10% discount if the options were exercised during such period. The Company used a portion of the proceeds of its December 1996 public offering to exercise such options and purchase the equipment for $2,942,000. The Company anticipates that it will continue to purchase goods and services from the Andrews Companies. The Company believes that the past transactions with the Andrews Companies have been, and that any future transactions with the Andrews Companies will be, on terms no less favorable to the Company than could be obtained from an unaffiliated third party.

         The Company agreed to pay to a consulting company owned by Mr. White $250,000 for financial advisory and other consulting services in connection with the structuring, negotiation and consummation of the acquisitions of the Operating Subsidiaries and PIASA, of which $125,000 was paid upon the consummation the Initial Public Offering and $125,000 was paid on January 3, 1997. In connection with Mr. White's resignation as an executive officer of the Company and the termination of his employment agreement on October 1, 1996, the Company agreed to pay Mr. White $200,000 in January 1997 plus $5,000 per month through December 31, 1998, the expiration date of the employment agreement, to provide him with office space in the Company's New York City facility through December 31, 1997, provided he does not serve as an officer of a competitor of the Company during that period, and to provide him with certain insurance benefits through December 31, 1998. In exchange therefor, Mr. White rendered financial and advisory services to the Company in connection with its December 1996 public offering and the acquisition of J.R.S. Exploration Company, Limited.

         The Company leases space in New York City at an annual base rental of $165,000 to provide offices for Messrs. Friedman and White. Mr. Friedman has agreed to reimburse the Company for any amounts under the lease that are payable with respect to space that is not utilized by him and Mr. White and which have not been paid by sub-lessees.

         For information concerning legal fees paid to Kramer Levin, to which firm Mr. Emil is of counsel, see "Information Concerning Directors and Nominees".